Dataram Contact:                       Investor Contact:

Mark Maddocks                          Joe Zappulla
Vice President-Finance, CFO            Wall Street Investor Relations Corp.
609-799-0071                           212-973-0883 or 301-907-4090
info@datram.com                        JZappulla@WallStreetIR.com


                          DATARAM'S FISCAL YEAR EARNINGS
                             REACH RECORD $8.6 MILLION

                       Fiscal Year Revenue Grows 20 Percent


PRINCETON, N.J. June 6, 2001 - Dataram Corporation (NASDAQ: DRAM) today reported financial results for its fiscal fourth quarter and full year ended April 30, 2001. The Company reported revenue for the fourth quarter of $25.9 million compared to $32.9 million for the same period of the previous fiscal year. Net earnings excluding amortization of intangible assets, net of tax ("Cash Earnings") were $839,000 or $0.09 per diluted share compared to $2.4 million or $0.24 per diluted share for the fourth quarter of the previous
fiscal year.   Net earnings for the fourth quarter were  $635,000 or $0.07 per diluted share.




Fiscal periods ended April 30                Fourth Quarter                  Fiscal Year
_____________________________            ________________________      _________________________

(In 000's, except per share amounts)     2001     2000    % B/(W)      2001      2000    % B/(W)
____________________________________     ____     ____    _______      ____      ____    _______

Revenues                               $25,886  $32,874    (21)%     $130,577   $109,152    20%
Earnings from Operations                $1,485   $3,748    (60)%      $13,416    $12,183    10%
Net Earnings                              $635   $2,409    (74)%       $8,595     $7,846    10%
EPS (diluted)                            $0.07    $0.24    (71)%        $0.88      $0.81     9%
Cash Earnings*                            $839   $2,409    (65)%       $8,799     $7,846    12%
Cash Earnings per share (diluted)        $0.09    $0.24    (63)%        $0.90      $0.81    11%
Shares Outstanding (diluted)             9,585    9,864     --          9,807      9,727    --

    * Net earnings excluding amortization of intangible assets, net of tax.





During its fiscal fourth quarter, Dataram completed the acquisition of certain assets of Memory Card Technology A/S. ("MCT"), a leading European designer and manufacturer of memory upgrades, headquartered in Denmark with sales offices worldwide. Consequently, the Company has entered into a new line of credit agreement with its bank. The agreement provides for a $10 million term loan, which was used to complete the acquisition, and a $15 million revolving line of credit, which is unused. The fourth quarter financial results include approximately six weeks of the acquired MCT operations, which generated a net loss of approximately $971,000 or $0.10 per diluted share.

Mark Maddocks, Dataram's vice president of finance and CFO stated, "MCT had been in suspension of payments for approximately two months prior to the acquisition. While we were reestablishing relationships with customers and vendors we continued to incur normal operating costs. This process was largely completed early in the first quarter of fiscal 2002."

For the fiscal year, Dataram reported revenue of $131 million, a 20 percent increase over the previous fiscal year level. Cash earnings increased 12 percent to $8.8 million or $0.90 per diluted share, compared to $7.8 million or $0.81 cents per diluted share in the previous fiscal year. Net earnings were $8.6 million or $0.88 cents per diluted share.

"We have accomplished the initial phase of our integration process and are on schedule to achieve a positive contribution from the Company's international operations during the current fiscal year," stated Robert Tarantino, Dataram's chairman, president and CEO. "We plan to solidify a global presence, under one brand, by capitalizing on our many years of experience and reputation in memory products and on our expanded geographic reach."

In addition to expanding its market presence to 14 countries and significantly diversifying its already broad server memory product-line with the addition of PC memory products, Dataram also introduced four new server memory products into the market during the fourth quarter. The expansion of the Company's international sales effort supports its business model of leveraging its leading-edge product design and just-in-time delivery with proactive customer support that can be best achieved through a direct regional presence.


Mr. Tarantino continued, "Over the past few months, we have developed a management team comprised of both US and international senior managers to supervise the integration of our overseas assets and coordinate the cross-training of our worldwide sales force. This team has worked diligently to establish the discipline that has provided the foundation for Dataram's success, while preparing our sales and marketing professionals to effectively represent our expanded product-line."

Dataram management expects to complete the integration of its newly acquired overseas assets by the end of this fiscal year. Mr. Tarantino commented further, "While the present environment continues to impact industry growth, we are taking the opportunity to develop our team to effectively represent Dataram's expanded product-line and geographic reach. During this process, we are committed to remaining highly cost efficient to preserve profitability as we position our Company for further growth as economic conditions improve."

Concerning the business outlook, Mr. Tarantino stated, "The continuing economic uncertainty and chip pricing environment limits our insight to revenue levels. When the volatility inherent in the economic environment dissipates, we will expand our guidance. Presently, for the first quarter ending July 31, 2001 we anticipate that Dataram will generate consolidated net earnings in the range of $0.12 to $0.14 per diluted share, with cash earnings in the range of $0.16 to $0.18 per diluted share."


Dataram will conduct a conference call at 11:00 a.m. (EDT) today to present its fiscal fourth quarter and full year financial results and to respond to investor questions. Interested shareholders may participate in the call by dialing 888-343-1842 and providing the following reservation number:19019037. It is recommended that participants call 10 minutes before the conference call is scheduled to begin. The conference call can also be accessed over the
Internet through Vcall at www.vcall.com.   A replay of the call will be
available approximately one hour after the completion of the conference call through Vcall and for 24 hours by dialing 800-633-8284 and entering the reservation number listed above.

ABOUT DATARAM CORPORATION

Dataram Corporation, celebrating its 34th year in the computer industry, is a leading provider of server, workstation and PC memory. The Company offers a specialized line of gigabyte-class memory for entry- to enterprise-level servers and workstations from Compaq, HP, IBM, Intel, SGI and Sun as well as PC desktop, notebook and Flash memory for Acer, Apple, IBM, Dell, Compaq, Fujitsu/Siemens, and Toshiba products. Additional information is available on the Internet at www.dataram.com.

                          Financial Tables Follow


                         DATARAM CORPORATION AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF EARNINGS
                       (In thousands, except per share amounts)


                                          Three Months ended          Fiscal Year ended
                                       4/30/2001     4/30/2000     4/30/2001     4/30/2000
                                       _________     _________     _________     _________

Revenues                               $ 25,886      $ 32,874      $ 130,577     $ 109,152
Costs and expenses:
     Cost of sales                       18,134        25,065         97,588        81,877
     Engineering and development            500           343          1,673         1,391
     Selling, general and administrative  5,467         3,718         17,600        13,701
     Intangible asset amortization          300             0            300             0
                                       ________      ________      _________     _________
                                         24,401        29,126        117,161        96,969

Earnings from operations                  1,485         3,748         13,416        12,183

Interest income (expense), net               17           143            855           491
                                       ________      ________      _________     _________

Earnings before income taxes              1,502         3,891         14,271        12,674
Income taxes                                867         1,482          5,676         4,828
                                       ________      ________      _________     _________

Net earnings                           $    635      $  2,409      $   8,595     $   7,846
                                       ========      ========      =========     =========

Net earnings per share:
     Basic                             $   0.07      $   0.29      $    1.01     $    0.99
                                       ========      ========      =========     =========
     Diluted                           $   0.07      $   0.24      $    0.88     $    0.81
                                       ========      ========      =========     =========

Average number of shares outstanding:
     Basic                                8,489         8,218          8,498         7,953
                                       ========      ========      =========     =========
     Diluted                              9,585         9,864          9,807         9,727
                                       ========      ========      =========     =========

                                           -more-


                             DATARAM CORPORATION AND SUBSIDIARIES
                                 CONSOLIDATED BALANCE SHEETS
                                        (in thousands)



                                        April 30, 2001          April 30, 2000
                                        ______________          ______________

ASSETS
Current assets:
    Cash and cash equivalents             $     10,236           $     13,650
    Trade receivables, net                      17,641                 16,241
    Inventories                                  5,925                  4,651
    Other current assets                           888                    585
                                          ____________           ____________
    Total current assets                        34,690                 35,127

Property and equipment, net                     13,226                  5,007

Intangible assets                               17,000                      0

Other assets                                       365                     17
                                          ____________           ____________

                                          $     65,281           $     40,151
                                          ============           ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt      $      2,000           $          0
   Current portion of capital lease obligations    978                      0
   Accounts payable                              7,219                  9,538
   Accrued liabilities                           3,960                  2,878
                                          ____________           ____________
   Total current liabilities                    14,157                 12,416

Deferred income taxes                              948                    841
Long-term debt                                   8,000                      0
Long-term capital lease obligations              4,133                      0

Stockholders' equity                            38,043                 26,894
                                          ____________           ____________
                                          $     65,281           $     40,151
                                          ============           ============

The information provided in this press release may include forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of the Company. Actual results may differ from such projections and are subject to certain risks including, without limitation, risks arising from: changes in the price of memory chips, changes in the demand for memory systems, increased competition in the memory systems industry, delays in developing and commercializing new products and other factors described in the Company's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov.